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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                            Brite Voice Systems, Inc.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   1104011105
                                 (CUSIP Number)

                                DANIEL D. HAMMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                INTERVOICE, INC.
                   INTERVOICE ACQUISITION SUBSIDIARY III, INC.
                             17811 WATERVIEW PARKWAY
                               DALLAS, TEXAS 75252
                                 (972) 454-8000

                                    COPY TO:

                               SAM P. BURFORD, JR.
                             THOMPSON & KNIGHT, P.C.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1354

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 1999
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP NO. 1104011105

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(1)   Name of Reporting Persons.................................INTERVOICE, INC.

      I.R.S. Identification Nos. of the above persons (entities only).75-1927578

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(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [X]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                      None (See Item 3)

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

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(6)   Citizenship or Place of Organization

      INTERVOICE, INC. IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF TEXAS.

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      Number of     (7)      Sole Voting Power                                0
      Shares        ------------------------------------------------------------
      Beneficially  (8)      Shared Voting Power                      3,090,541*
      Owned by      ------------------------------------------------------------
      Each          (9)      Sole Dispositive Power                           0
      Reporting     ------------------------------------------------------------
      Person With:  (10)     Shared Dispositive Power                         0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    3,090,541
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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
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(13)  Percent of Class Represented by Amount in Row (11)                 25.18%

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(14)  Type of Reporting Person (See Instructions)                             CO

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* On April 27, 1999, Brite Voice Systems, Inc., a Kansas corporation (the
"Company"), InterVoice, Inc., a Texas corporation ("Parent") and InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation (the "Purchaser"), entered into an Acquisition Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on May 3, 1999, the Purchaser made an offer to purchase (the "Offer"),subject to certain terms and conditions described therein, 9,158,155 shares (the "Shares") of the Company's outstanding common stock, no par value per share (the "Common Stock"). The Merger Agreement further provides, among other things, that as soon as practical after the purchase of the Shares pursuant to the Offer and the satisfaction of other conditions set forth in the Merger Agreement, in accordance with the Kansas General Corporation Code and the Nevada General Corporation Law, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation of the Merger.

As a condition and inducement to enter into the Merger Agreement, on April 27, 1999, Parent, the Purchaser, Stanley G. Brannan, Sue Brannan, Alan C. Maltz (individually and as custodian for his minor daughters), Scott A. Maltz, Glenn
A. Etherington, Leon A. Ferber, Ray S. Naeini, Donald R. Walsh and John F. Kelsey, III (the "Major Stockholders") who have aggregate voting power and dispositive power with respect to approximately 25% of the Common Stock, entered into a Stockholders' Agreement. The Stockholders' Agreement provides, subject to certain conditions, that the Major Stockholders agree to (i) tender their respective Shares in the Offer and that they will not withdraw any Shares so tendered, and (ii) grant to Parent an irrevocable proxy to vote their Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (A) in favor of the Merger and (B) against any action or agreement that would impede, interfere with or prevent the Merger, as more fully described in the Stockholders' Agreement. The Major Stockholders represent that they collectively own 3,090,541 shares of Common Stock (the "MS Shares").

Parent and the Purchaser each expressly declares that the filing of this statement on Schedule 13D shall not be construed as an admission that either Parent or the Purchaser is the beneficial owner of any of the MS Shares covered by this statement.



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                              CUSIP NO. 1104011105

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(15)  Name of Reporting Persons .... INTERVOICE ACQUISITION SUBSIDIARY III, INC.

      I.R.S. Identification Nos. of the above persons
        (entities only) ............................................  75-2816154

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(16)  Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a) [ ]
                                                                        (b) [X]

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(17)  SEC Use Only

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(18)  Source of Funds (See Instructions)                       None (See Item 3)

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(19)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                    [ ]

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(20)  Citizenship or Place of Organization
      INTERVOICE ACQUISITION SUBSIDIARY III, INC. IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF NEVADA.

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      Number of     (21)     Sole Voting Power                                0
      Shares        ------------------------------------------------------------
      Beneficially  (22)     Shared Voting Power                     3,090,541*
      Owned by      ------------------------------------------------------------
      Each          (23)     Sole Dispositive Power                           0
      Reporting     ------------------------------------------------------------
      Person With:  (24)     Shared Dispositive Power                         0
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(25)  Aggregate Amount Beneficially Owned by Each Reporting Person    3,090,541

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(26)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    [ ]

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(27)  Percent of Class Represented by Amount in Row (11)                  25.18%

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(28)  Type of Reporting Person (See Instructions)                             CO

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* (See previous footnote)



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                              CUSIP NO. 1104011105

                            Statement on Schedule 13D

ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D relates to shares of Common Stock. The address of the Issuer's principal executive offices is 250 International Parkway, Suite 300, Heathrow, Florida 32746.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(d), (g) This Statement is being filed by the Purchaser and Parent. The information set forth in the "INTRODUCTION" and Section 9 "-Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase dated May 3, 1999, as amended (the "Offer to Purchase") is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

      (e)-(f) During the last five years neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchases have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Parent and the Purchaser did not pay any consideration to the Major Stockholders in connection with the execution and delivery of the Stockholders' Agreement (as defined above) pursuant to which the Major Stockholders (as defined above) appointed Parent as their true and lawful attorney and granted Parent an irrevocable proxy to vote all MS Shares (as defined above) in favor of the Merger and against any action or agreement that would impede, interfere with or prevent the Merger, as described more fully in the Stockholders' Agreement.

ITEM 4.     PURPOSE OF TRANSACTION.

      (a)-(g) The information set forth in the "INTRODUCTION", Section 11 "-Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and Section 12 "-Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

      (h)-(j) The information set forth in Section 7 "-Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) Parent and the Purchaser may be construed as being the beneficial owners of 3,090,541 shares of Common Stock. Such MS Shares constitute 25.18% of the outstanding shares of Common Stock. Parent and the Purchaser expressly disclaim beneficial ownership of the MS Shares. To our knowledge, David W. Brandenberg, a member of the Board of Directors of Parent, is the beneficial owner of 100,000 shares of Common Stock. Parent and the Purchaser expressly disclaim beneficial ownership of these 100,000 shares of Common Stock.

      (b) Parent shares the power to vote or direct the vote of 3,090,541 shares of Common Stock as result of the grant to Parent of an irrevocable proxy by the Major Stockholders pursuant to the Stockholders' Agreement. As a party to the Stockholders' Agreement, the Purchaser may be deemed to share the power to vote or direct the vote of the 3,090,541 shares of Common Stock. To our knowledge, David W. Brandenberg has the sole power to vote or direct the vote of 100,000 shares of common stock.

      (c) Except as described in the Merger Agreement and the Stockholders Agreement, none.

      (d) None.

      (e) Not Applicable.



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                              CUSIP NO. 1104011105

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The information set forth in the "INTRODUCTION", Section 10 "-Source and Amount of Funds", Section 11"-Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements", "Section 12-Plans for the Company; Other Matters" and Section 16 "-Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      (1)   None.

      (2)   (a)   The Offer to Purchase, dated May 3, 1999, a copy of which
                  is filed as Exhibit (a)(1) to the Schedule 14D-1 filed by Parent and the Purchaser and incorporated herein by reference.

            (b) Supplemental Letter dated May 10, 1999, a copy of which is filed as Exhibit (a)(11) to the Schedule 14D-1 (Amendment No.
                  2) filed by Parent and the Purchaser and incorporated herein by reference.

            (c) Supplemental Letter dated May 17, 1999, a copy of which is filed as Exhibit (a)(12) to the Schedule 14D-1 (Amendment No.
                  3) filed by Parent and the Purchaser and incorporated herein by reference.

            (d) Acquisition Agreement and Plan of Merger, dated as of April 27, 1999, by and among Parent, the Purchaser and the Company, a copy of which is filed as Exhibit (c)(1) to the Schedule 14D-1 filed by Parent and the Purchaser and incorporated herein by reference.

      (3) Stockholders' Agreement, dated as of April 27, 1999, by and among Parent, the Purchaser and certain stockholders of the Company named therein, a copy of which is filed as Exhibit (c)(2) to the Schedule 14D-1 filed by Parent and the Purchaser and incorporated herein by reference.



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                              CUSIP NO. 1104011105


                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 17, 1999                            INTERVOICE, INC.


                                              By:    /S/ ROB-ROY J. GRAHAM
                                                 -------------------------------
                                                  Name: Rob-Roy J. Graham
                                                  Title: Chief Financial Officer



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                              CUSIP NO. 1104011105


                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 17, 1999                    INTERVOICE ACQUISITION SUBSIDIARY III, INC.



                                By:    /S/ ROB-ROY J. GRAHAM
                                    --------------------------------------------
                                    Name: Rob-Roy J. Graham
                                    Title: President and Chief Financial Officer




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